Filed Pursuant to Rule 433

Registration No. 333-182258-02

March 31, 2015

Pricing Term Sheet

Issuer:	Union Electric Company

Expected Ratings (Moody’s/S&P/Fitch)*:	[Intentionally omitted]

Trade Date:	March 31, 2015

Settlement Date:	April 6, 2015 (T+3)

Issue:	3.65% Senior Secured Notes due 2045

Security:	The Senior Secured Notes will be secured by a series of the Issuer’s first mortgage bonds until the release date.

Principal Amount:	$250,000,000

Coupon (Interest Rate):	3.65% per annum

Maturity:	April 15, 2045

Benchmark Treasury:	3.000% due November 15, 2044

Benchmark Treasury Price:	109-18+

Benchmark Treasury Yield:	2.538%

Spread to Treasury:	+112.5 basis points

Re-offer Yield:	3.663%

Offering Price (Issue Price):	99.764%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2015

Optional Redemption:	Prior to October 15, 2044, at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be payable on any Senior Secured Notes to be redeemed if such Senior Secured Notes matured on October 15, 2044 discounted at the Adjusted Treasury Rate plus 20 basis points, in each case plus accrued and unpaid interest, and on or after October 15, 2044, at any time at 100% of the principal amount plus accrued and unpaid interest

CUSIP / ISIN:	906548 CL4 / US906548CL42

Joint Bookrunners:	Mitsubishi UFJ Securities (USA), Inc.
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Wells Fargo Securities, LLC

Co-Managers:	Goldman, Sachs & Co.
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
Blaylock Beal Van, LLC
C.L. King & Associates, Inc.

The terms “release date” and “Adjusted Treasury Rate” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated March 31, 2015.

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829 and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.